Sprinter Football Club, Inc.

August 31, 2015

The board of directors of Sprinter Football Club met on August 31, 2015 at 12:00 pm (noon) at 2344 Corte De La Jara, Pleasanton, CA.

In his capacity as Chair, Peter Allen Schuh called the meeting to order and approved the agenda of one item to approve the stock split of 2 for 1 as of August 31, 2015.

Each 1 (one) share will now be worth 2 (two) shares. This is effective immediately.

Peter Allen Schuh

Chairman and Secretary

Sprinter Football Club, Inc.

/s/ Peter Allen Schuh